August 22, 2014

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re: Preliminary Proxy Statement of PAID, Inc.

Dear Ms. Kaufman:

This notice is to confirm today’s further oral communication between Paid, Inc. (“Company”) and the Securities and Exchange Commission regarding the Preliminary Proxy Statement filed on August 13, 2014 regarding one follow-up change.

You asked us to further revise our language regarding the use of the proposed reverse stock split as a means to effectuate a “going private” transaction. We further revised page 16 (just before the header “Effective Time”) to state the following:

“The reverse stock split and reduction in shares is not a “going private” transaction and is not the first step of a “going private” transaction.”

We hope that this change is acceptable, and if so, we will file a preliminary proxy statement, and then await your final approval for us to file a definitive proxy statement.

If you have any questions or would like to discuss this matter in further detail you may contact me at 347-231-4130 or via e-mail at austin@lewisfunds.com , or please feel free to call our counsel, Michael Refolo, Esq., Mirick O’Connell, at 508-929-1622 or marefolo@mirickoconnell.com.

Very truly yours,

/s/ W. Austin Lewis, IV

W. Austin Lewis, IV, President